Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Three Months Ended September 30,
Millions of Dollars, Except for Ratios	2007	2006
Fixed charges:
Interest expense, including amortization of debt discount	$ 114	$ 124
Portion of rentals representing an interest factor	55	62
Total fixed charges	$ 169	$ 186
Earnings available for fixed charges:
Net income	$ 527	$ 410
Equity earnings net of distribution	(18)	(19)
Income taxes	374	236
Fixed charges	169	186
Earnings available for fixed charges	$ 1,052	$ 813
Ratio of earnings to fixed charges	6.2	4.4